FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of:   November, 2003
                  -----------------

Commission File Number  0-27322
                       ---------

                         Mountain Province Diamonds Inc.
                      -------------------------------------
                 (Translation of registrant's name into English)

   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X   Form 40-F
                                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes           No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                         MOUNTAIN PROVINCE DIAMONDS INC.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

                                   (UNAUDITED)

                            (PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

                                 INTERIM REPORT

To Our Shareholders,
                                     Summary

Mountain Province Diamonds Inc. (the Company) is a diamond exploration and development company and has a 44.1% interest in the AK claims located in the NWT of Canada. The Company and its partner, Camphor Ventures, entered into a joint-venture agreement with De Beers Canada Exploration Inc. ("De Beers Canada") formerly known as Monopros Ltd., a wholly owned subsidiary of De Beers Consolidated Mines Ltd., on March 7th , 1997. Under the agreement De Beers Canada has the right to earn up to 60% interest in the AK claims by taking the property to commercial production.

In August 2000 De Beers completed the original desktop study, which evaluated the costs of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes was below that agreed upon rate of return needed to proceed to the next phase. In terms of the agreement between Mountain Province Diamonds and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was more bulk sampling to recover additional diamonds (2001 and 2002). The second component was an aggressive exploration program aimed at adding to the existing resource. The results of the 1999, 2000 and 2002 bulk samples (modeled revenues per tonne and grades) combined with the updated cost estimates were used to update the original desktop study. The updated desktop study was completed in April, 2003.

Considering the indicated internal rate of return ("IRR"), which is below the agreed hurdle rate, combined with the geo-political environment and economic uncertainties, De Beers decided to postpone a pre-feasibility decision at that time.

Then, at the end of July, 2003, De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study for the Gahcho Kue Project had started. The cost estimate will be presented to the De Beers Board in November, 2003 and if approval is given, a pre-feasibility study will start in early 2004.

On October 14, 2003 the Company announced the number of micro-diamonds that had been recovered during the 2003 Winter-Spring exploration program in the Kelvin-Faraday area. Overall, the results for the kimberlite bodies in the Kelvin and Faraday lakes are excellent with both a large number of diamonds recovered and with the presence of a large number of macro-diamonds (in proportion to the kilograms of kimberlite recovered). The size frequency distributions of the recovered diamonds are very similar to those for the 5034 and Hearne pipes. The 2004 winter exploration program is planned to start in February-March.

                               Gahcho Kue Project

The 2002 bulk sample program of the 5034 and Hearne diamond pipes started on February 13, 2002 and ended April 20, 2002.

The 1,215 carats recovered from the 5034 pipe and the 1,174 carats recovered from the Hearne pipe as well as the diamonds recovered from the 1999 and 2001 bulk samples (all to a 1.5 mm lower cut-off) were all valued, based on the January 2003 diamond prices, at the Diamond Trading Company (DTC) in London. The De Beers Mineral Resource Department in Johannesburg has used these values for all three (1999, 2001, 2002) bulk samples to update the modeled revenue per carat for each pipe. Production recovery factors, determined by De Beers, have been applied and that the commonly used commercial bottom cut-off recovery size screen with a 1.50 mm square mesh has been used. These diamond values were then combined with the updated grade information to give modeled revenue per tonne values.

The table shows the weighted average modeled grades, values per carat and revenues per tonne for the four lobes in the 5034 pipe and the various geologic zones in the Hearne pipe. The 5034 pipe has an indicated resource of 8.6 million tonnes and an inferred resource of 4.5 million tonnes, while Hearne has an indicated resource size of 5.5 million tonnes and an inferred resource of 1.6 million tonnes, all to a depth of 290 m below lake surface.

------------------------------- ---------------------------- ----------------------------- ----------------------------
             Pipe                      Modeled Grade                Modeled Values              Revenue per tonne
                                      (Carats per tonne)             (US$ Carat)                      (US$)
------------------------------- ---------------------------- ----------------------------- ----------------------------
             5034                          1.67                         62.70                        104.70
------------------------------- ---------------------------- ----------------------------- ----------------------------

            Hearne                         1.67                         50.00                         83.50
------------------------------- ---------------------------- ----------------------------- ----------------------------


                              Updated Desktop Study

The original desktop study for the Gahcho Kue diamond project was completed in August 2000. In June 2002 De Beers initiated an update of this 2000 Desktop study. A De Beers project team based in Toronto, Canada in conjunction with AMEC E&C Services and other Canadian outside consultants was formed. The primary objective of the study update was to incorporate the latest resource size estimates and diamond values obtained from the 2001 and 2002 sampling programs and to firm up the estimated capital and working costs with knowledge gained from the De Beers Canada Snap Lake optimization study (2002) and the Victor pre-feasibility study (2002). The detailed study was formally presented to the Company's board of directors on April 15, 2003.

The study team analyzed the costs arising from the conventional open pit mining of the 5034 and Hearne pipes and the high grade zone within the top 140 meters of the Tuzo pipe. The desktop study is still only a preliminary study with relatively large uncertainties (+/- 30%). The estimated capital costs of approximately C$600 million is slightly higher than in the 2000 desktop study while the estimated operating costs decreased to approximately C$56/tonne from C$81/tonne. The cost savings were accomplished, in part, by increasing the projected annual mining rate to 2 million tonnes per year and by other cost savings based on the experience gained from other projects. The IRR was slightly lower than that obtained in 2000 because of the lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar. As a result and because of geo-political and economic uncertainties, De Beers decided to postpone a pre-feasibility decision at that time.

At the end of July, 2003 De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kue Project had started. The cost estimate will be presented to the De Beers Board in November, 2003 and if approval is given, a pre-feasibility study will start in early 2004.


                                   Exploration

The 2003 Winter-Spring exploration program was concentrated in the Kelvin-Faraday area, located from approximately 9 km (the Kelvin kimberlite body) to 12 km (the Faraday kimberlite body) northeast of Kennady Lake. The program was completed in March 2003 and the results were reported in news releases on March 11 and March 20, 2003. Encouraging thick kimberlite intersections were discovered both at and south of the Kelvin body and south of the Faraday body.

Specifically, a hole drilled 50 m to the west of the original 2000 drill hole into Kelvin (called Kelvin-1a) intersected a total of 25 m of kimberlite horizontally projected (true width) in two closely spaced intervals (called Kelvin-1b). A hole drilled 120 m south of Kelvin-1a along the suspected structure between the Kelvin body and Hobbes-1 (a 2.3 thick kimberlite dyke approximately 300 m south of Kelvin) intersected a true width of 7.4 m of kimberlite (called Kelvin-2). A hole drilled 70 m south of Hobbes-1 intersected two kimberlite intersections of 2.4 m and 3.0 m (true width), respectively (called Hobbes-2).

In Faraday Lake, a hole drilled 100 m southwest of the Faraday body (called Faraday-1a) intersected 5.6 m of kimberlite (true width) (called Faraday-1b). A second hole was drilled approximately 520 m southwest of the Faraday body and intersected a true width of 21.5 m of kimberlite (called Faraday-2).

De Beers sent the recovered kimberlite to Lakefield Research (Lakefield, Ontario, Canada) for micro-diamond recovery. Lakefield sent the results to De Beers, who then passed them on to the Company. The micro-diamonds recovered per square sieve size are shown in the second table (i.e. the number of micro-diamonds that did not pass through each of the square mesh sieves). De Beers themselves use slightly different square mesh sieves sizes in their micro-diamond recovery facility in Kimberley, South Africa. Hence, the results reported previously (on December 18, 2002) are not directly comparable with those reported now.

--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
    Square Mesh          Faraday -1b         Faraday -2          Kelvin-1b          Kelvin-2           Hobbes-2
     Size (mm)              33 kg              65 kg               65 kg              16 kg              16 kg
                          Number of      Number of diamonds      Number of          Number of          Number of
                          diamonds                               diamonds           diamonds           diamonds
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        2.36                  0                  1                   0                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        1.70                  0                  2                   0                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        1.18                  1                  2                   2                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        0.85                  0                  6                   4                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
        0.60                  1                  7                   6                  0                  0
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.425                  0                  17                 14                  3                  1
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.300                  3                  21                 24                  4                  2
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.212                 11                  41                 40                  4                  4
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.150                  8                  47                 60                  4                  2
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------
       0.100                  2                  50                 53                 19                  4
--------------------- ------------------ ------------------- ------------------ ------------------ ------------------

The number of diamonds recovered from the kimberlite bodies in the Kelvin-Faraday lakes and their size-frequency distribution are excellent and are very similar to those for the 5034 and Hearne pipes, which each have grades averaging 1.67 carats per tonne. The two largest diamonds recovered weigh 0.40 carats (Faraday-2) and 0.09 carats (Kelvin-1b). The important point to notice is, besides the total number of diamonds recovered, that there are a relatively large proportion of macro-diamonds (those that did not pass through the 0.425-0.6 sieve sizes (Lakefield), especially considering the small sample sizes.

The kimberlite samples for Kelvin-2 and Hobbes-2 were very small (only 16 kg each) so even though the micro-diamond counts for these bodies are not as good as for the others, the results are still very encouraging. This is especially so considering that even for the 5034 and Hearne pipes the micro-diamond counts for 20 kg samples varied significantly.

                            New C.F.O. and Secretary

At the Company's annual meeting on September 16, 2003 all the directors were re-elected. At the board meeting at day, Elizabeth Kirkwood, Chairman of the Company, as also appointed Secretary and Chief Financial Officer.

Respectfully submitted,
/s/"Jan. W. Vandersande"
Jan W. Vandersande, Ph.D
President
November 25, 2003

             MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL RESULTS

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes.

Results

The Company's loss for the six months ended September 30, 2003 totaled $465,841 or $0.09 per share compared to $563.225 or $0.12 per share for the six months ended September 30, 2002. During the six months ended September 30, 2003, operating expenses were $461,658 compared to $545,276 during the six months ended September 30, 2002. During the six months ended September 30, 2003 professional fees were much higher at $136,287 as compared to $68,037 during the six months ended September 30, 2002. This was due to higher legal costs incurred on various Company matters. During the six months ended September 30, 2003, promotion expenses were much lower at $3,508 as compared to $102,856 during the six months ended September 30, 2002, due to a reduced level of promotional activities undertaken. During the six months ended September 30, 2003, the Company's interest income was $6,558 compared to $2,524 during the six months ended September 30, 2002. The increase was because of higher cash balances available for investment.

Liquidity and Cash Resources

On September 30, 2003, the Company had $706,002 in cash and cash equivalents compared to $1,210,076 on March 31, 2003. On September 30, 2003 the Company had a working capital position of $635,727 compared to $1,037,460 on March 31, 2003.

Financing Activities

Financing Activities During the six months ended September 30, 2003 the Company received $59,752 from the exercise of options to purchase 43,200 shares of the Company. During the six months ended September 30, 2002 there was no exercise of stock options.

Investing Activities

During the six months ended September 30, 2003 and September 30, 2002 the Company did not incur any expenditures on the exploration of the AK-CJ property or any other property. Since March 8, 2000, De Beers Canada has been bearing all expenditures for the AK-CJ project.

Outlook

The Company is likely to continue incurring annual losses until it may achieve production from the Gahcho Kue project. There is no assurance that the property will be placed into development or production. In August 2000 De Beers completed the original desktop study, which evaluated the costs of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the six main diamond pipes was below the agreed upon rate of return needed to proceed to the next phase. In terms of the agreement between Mountain Province Diamonds and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was more bulk sampling to recover additional diamonds (2001 and 2002). The second component was an aggressive exploration program aimed at adding to the existing resource. The results of the 1999, 2001 and 2002 bulk samples (modeled revenues per tonne and grades) combined with updated cost estimates were used to update the original desktop study. The updated desktop study was completed in April 2003. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. As a result and because of geo-political and economic uncertainties, De Beers decided to postpone a pre-feasibility decision at that time.

At the end of July, 2003 De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study of the Gahcho Kue Project had started. The cost estimate will be presented to the De Beers Board in November, 2003 and if approval is given, a pre-feasibility study will start in early 2004.

It is anticipated that the cash and cash equivalents on September 30, 2003 will provide the Company with sufficient funds until approximately late calendar 2004. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date well into 2005. However, there is no assurance that such stock options or warrants will be exercised in which case the Company will consider undertaking an equity financing. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

The risk factors have not changed from those described in the Company's Annual Report for the year ended March 31, 2003.

This report may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this report as a result of numerous factors, some of which are outside of the control of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets

                                                                As at                   As at
                                                         September 30, 2003         March 31, 2003
                                                             (unaudited)              (audited)
------ ---- --- ---------------------------------- ----- -------------------- --- -------------------
Assets
Current

       Cash and cash equivalents                            $  706,002               $  1,210,076
       Accounts receivable                                      18,567                     24,941
       Marketable Securities                                    32,392                     32,392
       Advances and prepaid expenses                             7,190                     10,196
                                                          -------------------- --- -------------------
                                                               764,151                  1,277,605

Mineral properties                                           1,699,206                  1,701,659

Deferred exploration costs                                  31,421,493                 31,421,493

Property, plant and equipment (note 2)                          15,296                     17,198

                                                          -------------------- --- -------------------

                                                       $    33,900,146            $    34,417,955
                                                          -------------------- --- -------------------


Liabilities and Shareholders' Equity

Current

       Accounts payable and accrued liabilities           $    119,628              $   228,299
       Due to related party                                      3,000                    3,050
       Taxes payable                                             5,796                    8,796
                                                          -------------------- --- -------------------
                                                               128,424                  240,145
                                                          -------------------- --- -------------------
Shareholders' equity

       Share capital (note 4)                               55,779,013               55,719,260
       Contributed surplus                                      24,419                   24,419
       Deficit                                             (22,031,710)             (21,565,869)
                                                          -------------------- --- -------------------

                                                            33,771,722               34,177,810

                                                        $   33,900,146             $ 34,417,955
                                                          -------------------- --- -------------------


   - The accompanying unaudited notes are an integral part of these unaudited interim financial statements -

Approved on behalf of the Board:


"David Whittle"                                         "Elizabeth J. Kirkwood"
 Director                                               Director

MOUNTAIN PROVINCE DIAMONDS INC.
Statements of Operations and Deficit
Unaudited                                                     Three months ended                 Six months ended
                                                                  September 30                      September 30
                                                              2003           2002               2003            2002
----- --- ---- ------------------------------------------ -------------- -------------- --- -------------- ---------------

Expenses


      Annual meeting and information                       $ 30,452        $ 15,970           $ 30,452       $ 15,698
      Amortization                                              952           3,983              1,902          7,966
      Consulting fees                                        48,981          38,039             97,905         75,429
      Directors fees and honorarium                           8,928              -              22,921             -
      Interest and bank charges                                 216             404                649          1,214
      Management fees                                           -            15,000                 -          30,000
      Office and miscellaneous                                4,504          32,026             51,599         75,300
      Professional fees                                      39,997          50,017            136,287         68,037
      Promotion and investor relations                        1,060          31,559              3,508        102,856
      Property evaluation and maintenance                       -            14,514                 -          33,456
      Regulatory fees                                         7,136           2,457              9,706          2,501
      Rent                                                    6,495           9,881             13,045         19,187
      Salaries and benefits                                  18,282          42,420             64,777         84,397
      Transfer agent and shareholder information             2,754            8,139              8,845          8,139
      Travel                                                 8,569            8,401             20,062         21,096
                                                          -------------- -------------- --- -------------- ---------------


Net loss for the period before the undernoted items       (178,327)        (272,810)          (461,658)      (545,276)


      Income tax                                                -            (2,081)            (5,000)        (2,081)
      Interest income                                           88              534              6,558          2,524
      Loss on foreign exchange                                (380)          (9,077)            (5,741)       (18,392)

                                                          -------------- -------------- --- -------------- ---------------
Net loss for the period
                                                          (178,619)        (283,434)          (465,841)      (563,225)


Deficit, beginning of period                           (21,853,091)     (20,127,318)       (21,565,869)   (19,847,527)

                                                          -------------- -------------- --- -------------- ---------------

Deficit, end of period                                 (22,031,710)     (20,410,752)       (22,031,710)   (20,410,752)
                                                          -------------- -------------- --- -------------- ---------------

Basic and fully diluted loss per share (note 4)             (0.004)          (0.006)            (0.009)        (0.012)
                                                          -------------- -------------- --- -------------- ---------------


Weighted average number of common shares outstanding     50,610,789      48,125,295         50,599,321      47,997,054
                                                          -------------- -------------- --- -------------- ---------------


        - The accompanying unaudi6ted notes are an integral part of these unaudited interim financial statements -


MOUNTAIN PROVINCE DIAMONDS INC.
Statements of Cash Flows
Unaudited                                                         Three months ended                 Six months ended
                                                                     September 30                      September 30
                                                                 2003           2002               2003            2002
----- --- ---- --------------------------------------------- -------------- -------------- --- -------------- ---------------

Cash provided by (used in) the following activities
      Operating activities

          Net loss for period                                (178,619)      (283,434)         (465,841)      (563,225)
          Add items not requiring an outlay of cash

               Amortization                                       952          3,983             1,902          7,966
                                                          -------------- -------------- --- -------------- ---------------

                                                             (177,667)      (279,451)         (463,939)      (555,259)
          Changes in non-cash current assets and
          liabilities

               Accounts receivable                              3,971         12,760             6,374         22,563
               Advances and prepaid expenses                      109         (7,544)            3,006         (8,897)
               Accounts payable                               (18,533)        93,073          (108,671)        70,213
               Related party                                       -          27,794               (50)        19,828
               Taxes payable                                       -          (6,120)           (3,000)        (6,120)
                                                          -------------- -------------- --- -------------- ---------------

                                                             (192,120)      (159,488)          (566,280)      (457,672)
                                                          -------------- -------------- --- -------------- ---------------

      Financing activities
          Issuance of common shares pursuant to options
          exercised                                          31,367         953,933            59,753         953,933
                                                          -------------- -------------- --- -------------- ---------------

      Investing activities

          Purchase of capital assets                         -              -                  -              (9,006)
          Mineral properties                                 2,453          -                  2,453          -
                                                          -------------- -------------- --- -------------- ---------------

                                                             2,453          -                  2,453          (9,006)
                                                          -------------- -------------- --- -------------- ---------------

Increase (decrease) in cash and cash equivalents during
the period                                                   (158,300)      794,445            (504,074)      487,255


Cash and cash equivalents, beginning of period               864,302        278,689            1,210,076      585,879

                                                          -------------- -------------- --- -------------- ---------------
Cash and cash equivalents, end of period                     706,002        1,073,134          706,002        1,073,134
                                                          -------------- -------------- --- -------------- ---------------


        - The accompanying unaudited notes are an integral part of these unaudited interim financial statements -

                         MOUNTAIN PROVINCE DIAMONDS INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003
                                   (Unaudited)

1.       Nature of Operations and Basis of Presentation

     On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

     These unaudited interim financial statements have been prepared by management and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These unaudited interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. The significant accounting policies and methods of application follow that of the most recently reported annual financial statements. All dollar amounts referred to herein are Canadian Dollars unless indicated otherwise.

2.       Property, Plant and Equipment

         -------------------------------- ------------------- ---------------------------------- ---------------------
         September 30, 2003                             Cost           Accumulated Amortization        Net Book Value
         -------------------------------- ------------------- ---------------------------------- ---------------------
         Furniture                                   $11,088                           $(8,636)               $ 2,452
         Equipment                                    15,497                            (5,747)                 9,750
         Computers                                    14,584                           (11,490)                 3,094
                                                      ------                           --------                 -----
                                                     $41,169                         $ (25,873)               $15,296
                                                     -------                         ----------               -------
         -------------------------------- ------------------- ---------------------------------- ---------------------

         -------------------------------- ------------------- ---------------------------------- -----------------------
         March 31, 2003                                 Cost           Accumulated Amortization          Net Book Value
         -------------------------------- ------------------- ---------------------------------- -----------------------
         Furniture                                  $ 11,088                          $ (8,364)                 $ 2,724
         Equipment                                    15,497                            (4,663)                  10,834
         Computers                                    14,584                           (10,944)                   3,640
                                                      ------                           --------                   -----
                                                    $ 41,169                         $ (23,971)                $ 17,198
                                                    --------                         ----------                --------
         -------------------------------- ------------------- ---------------------------------- -----------------------

3.       Share Capital

     (a) Authorized
                  500,000,000 common shares without par value

     (b) Issued and Fully Paid

         ---------------------------------------- -------------------------- ------------------
                                                            Number of Shares    Stated Capital
         ---------------------------------------- -------------------------- ------------------
         ---------------------------------------- -------------------------- ------------------
         Balance at March 31, 2003                               66,597,766       $ 72,535,741
         Issued for cash pursuant to
                Exercise of stock options                            43,200             59,752
                                                                     ------       ------------
                                                                 66,640,966         72,595,493
         Less shares owned by subsidiary                       (16,015,696)       (16,816,481)
                                                               ------------       ------------
         Balance at September 30, 2003                           50,625,270       $ 55,779,012
                                                                 ----------       ------------
         ---------------------------------------- -------------------------- ------------------

3.       Share Capital (Con't)

     (c) Common Share Purchase Options

                                                                Number of Shares
         Options outstanding at March 31, 2003                     2,399,100
         Expired                                                     (12,500)
         Cancelled                                                  (200,000)
         Exercised                                                   (43,200)
                                                                     --------
         Options outstanding at September 30, 2003                 2,143,400
                                                                     --------

      (d) Common Share Purchase Warrants

     The following common share purchase warrants are outstanding at September 30, 2003. No warrants were issued or exercised during the period.

     ------------------- ---------------------- --------------- ----------------
     Issue date           Number of Outstanding  Exercise Price  Expiry Date
     ------------------- ---------------------- --------------- ----------------
     December 6, 2001     1,205,878              $0.58          December 6, 2004
     ------------------- ---------------------- --------------- ----------------

4.                Related Party Transactions

     a. Included in consulting fees during the six months ended September 30, 2003 was $97,905 (2002-$75,429) paid to a director of the company.

     b. During the period the company entered into an agreement with a company owned by a director of the company to provide corporate secretarial and accounting services at a cost of $3,000 per month effective September 1, 2003. This amount is included in accounts payable at September 30, 2003.

     c. At September 30, 2003, $3,000 (2002-$118,864) was owed to directors of the company. These amounts are repayable on demand, unsecured and non-interest bearing.

5.   Loss Per Share

     The loss per share figure has been calculated based on the weighted average number of shares outstanding during the periods, net of shares owned by a subsidiary.

[COMPANY LOGO OMITTED]

                                                 Toronto Office
                                                 21 Nesbitt Drive
                                                 Toronto, Ontario M4W 2G2
                                                 Phone: (416) 364-6928
                                                 Fax:       (416) 364-0618
                                                 http://www.mountainprovince.com
                                                 e-mail: kirkwood@intheloop.com


November 27, 20093

B.C. Securities Commission              Ontario Securities Commission
Suite 200, 865 Hornby Street            Cadillac Fairview Tower
Vancouver, B.C.                         Suite 1800
V6Z 2H4                                 P.O. Box 55
                                        20 Queen St. West
                                        Toronto, Ontario, M5H 3S8

Alberta Securities Commission
21 st Floor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sir/Madam:


                       RE: MOUNTAIN PROVINCE DIAMONDS INC.

The Company confirms that on November 26, 2003 the interim unaudited financial statements, for the period ended September 30, 2003, were forwarded by prepaid first class mail to all the shareholders who are mentioned on the supplementary list maintained by the transfer agent of the Company.

Yours very truly,

MOUNTAIN PROVINCE DIAMONDS INC.


/s/"Elizabeth J. Kirkwood"


Elizabeth J. Kirkwood
Chairman and Chief Financial Officer

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                Mountain Province Diamonds Inc.
                                                (Registrant)

Date November 27, 2003                  By:     /S/"Elizabeth Kirkwood"
     ------------------                         --------------------------------
                                                (Print) Name: Elizabeth Kirkwood
                                                Title:   Chairman and Director